EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 1, 2023

Eldorado Gold Announces Third Quarter 2023 Preliminary Production and Conference Call Details; Provides Project Update on Skouries

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces third quarter 2023 preliminary gold production of 120,042 ounces and year-to-date preliminary gold production of 340,986 ounces. Eldorado remains on track to achieve consolidated full-year guidance of 475,000 – 515,000 ounces, with operations delivering as expected. Production, by asset, is outlined in the table below.

Q3 2023 Preliminary Gold Production

	Production (oz)
Mine	Q3 2023(1)	Q2 2023	Q1 2023
Kisladag	37,485	34,180	37,160
Lamaque	42,691	38,745	37,884
Efemcukuru	21,170	22,644	19,928
Olympias	18,696	13,866	16,537
Total Gold Production (oz)	120,042	109,435	111,509

	Production (oz)
Mine	9 months ending Sept. 30, 2023(1)	Guidance 2023
Kisladag	108,825	160,000 – 170,000
Lamaque	119,320	170,000 – 180,000
Efemcukuru	63,742	80,000 – 90,000
Olympias	49,099	60,000 – 75,000
Total Gold Production (oz)	340,986	475,000 – 515,000

(1)	Production figures are preliminary and may vary from final figures slightly. Eldorado Gold will release its Q3 2023 financial and operating results on October 26, 2023.

Canada

At Lamaque, third quarter production increased slightly over the first and second quarter. Production was impacted by slower than expected development in the underground as a result of suspended shifts in the second quarter due to the wildfires in the region. In the fourth quarter, we expect to continue to push development, allowing access to higher grade stopes from the C4 zone.

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Turkiye

Third quarter gold production at Kisladag increased by 1% and 9% over the first and second quarter, respectively. The increased production was driven by the successful commissioning of the agglomeration drum that was added to the crushing circuit in the second quarter and tonnes placed on the heap leach pad have continued to increase as a result of the higher-capacity grasshopper conveyors and radial stacker. The larger surface area of the newly commissioned north heap leach pad has enabled the full capacity of the 54” (larger) stacking equipment to increase ore tonnes placed andalong with the higher irrigation flow rates in the fourth quarter is expected to provide a strong finish to the year.

At Efemcukuru, gold production, throughput and average gold grade were in line with plan.

Greece

Third quarter gold production at Olympias increased by 13% and 35% over the first and second quarter, respectively. In the third quarter, Olympias benefited from transformation initiatives completed early in the quarter including emulsion blasting and increased underground ventilation. Productivity continues to ramp up with development into the larger stopes within the Flats zone which is expected to result in steady production into the fourth quarter.

Skouries Project Update

Eldorado is pleased to provide an update on the Skouries project (“Skouries” or the “Project”) located within the Halkidiki Peninsula of Northern Greece with respect to progress to date and development plans in 2023. With full construction activities having commenced in the second quarter of 2023, Eldorado remains on budget and on track for first gold production in mid-2025 with commercial production expected at the end of 2025.

The Skouries Project critical path is driven by tailings filter construction and commissioning. The tailings dam construction is projected to be completed by mid-2025 using a single 10-hour shift schedule. Ongoing work continues on the construction of haul roads and in addition, civil work is underway for the primary crusher foundation.

Progress Project Highlights as at August 30, 2023

•	Overall project progress was 33%; forecast to be 48% complete by year-end;
•	Detailed engineering was 55% complete; forecast to be 90% complete by year-end;
•	Procurement was 68% complete; forecast to be 90% complete by year-end;
•	Personnel onsite increased to 400 with 900 expected by year-end; and
•	Personnel off-site is at 200 and the remaining engineering has transferred from Fluor to Greek firms.

General works are focused on tree cutting, site preparation, relocation of temporary facilities, and the haulage of aggregates to site for construction purposes. The first phase of underground development continues to advance the west decline and lateral development for the test stopes to validate the underground assumptions prior to first production. Test stope work will commence at the end of 2024 with expected completion by mid-2025.

During the second quarter, Eldorado mobilized the first major earthwork initiative for the construction of the haul roads to build earthworks structures and are now preparing for the mobilization of major earthworks and concrete contractors.

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With respect to key contracts, evaluations are ongoing, with a view to generating cost and productivity synergies during the process. The Company expects to complete this process and award the remaining key contacts by the end of 2023.

Key contracts include:

•	The filter plant, including the earthworks, pilings and foundation work to support the filters;
•	Open pit pre-stripping and construction of the ore stockpile, water management ponds, and the integrated extractive waste management facility dam embankment;
•	Structural concrete for the primary crusher and associated process facilities; and
•	Mechanical, piping, electrical and instrumentation for the process plant.

Q3 2023 Financial and Operational Results Call Details

Eldorado will release its 2023 Third Quarter Financial and Operational Results after the market closes on Thursday, October 26, 2023, and will host a conference call on Friday, October 27, 2023, at 11:30 AM ET (8:30 AM PT).

Conference Call Details		Replay (available until December 1, 2023)
Date:	October 27, 2023	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	0401
Toll Free:	1 800 319 4610

The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via:

https://services.choruscall.ca/links/eldoradogold2023q3.html

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

About Skouries

Skouries is located within the Halkidiki Peninsula of Northern Greece. It is a gold-copper porphyry deposit to be mined using a combination of conventional open pit and underground mining techniques. Based on the Feasibility Study, Skouries is expected to produce, on average, 140,000 ounces of gold and 67 million pounds of copper annually over its initial 20-year mine life. For more information about the Project, and details of the Feasibility Study, please refer to the news releasedated December 15, 2021 or the Technical Reportdated January 22, 2022, both of which are available on the Eldorado Gold website or under the Company’s name on SEDAR+ at www.sedarplus.com.

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Contact

Investor Relations

Lynette Gould, VP, Investor Relations

647.271.2827 or 1.888.353.8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: preliminary gold production for 3Q, year to date and 2023 production guidance ranges by material property and on a consolidated basis; expected development at Lamaque; expected results from extension of the overland conveyor and increased irrigation of the heap leach pad in Turkiye; expected focus on the Flats Zone and production impact at Olympias; the expected timeline for first and commercial production, forecast project progress, , timing of test stope work, the awarding of key contracts and the timeline for the tailings dam construction at Skouries. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production; foreign exchange rates with respect to the Turkish Lira; benefits of operational improvements at Lamaque, Kisladag and Olympias; our ability to continue to access project financing, meet engineering and construction milestones, complete the awards process for key contracts, and construct the tailings dam with one shift at Skouries; and the general ability of the Company to attract, hire and retain skilled personnel.  In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to successfully implement operational improvements at Lamaque, Kisladag and Olympias; inability to assess taxes in Turkiye or depreciation expenses; inability to meet project schedule and development milestones, as well as unexpected changes to budget for the Skouries project; as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM, Senior VP Technical Services & Operations for the Company, and a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release for the Quebec projects.

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